Filed by General Electric Company
                           Pursuant to Rule 425 under the Securities Act of 1933

                                   Subject Company: Honeywell International Inc.
                                                  Commission File No.: 333-49710



[General Electric Press Release dated December 11, 2000]


GE on Track to Deliver Record Year; Well Positioned for Uncertain Economy

NEW YORK, Dec. 11 /PRNewswire/ -- GE remains on target to deliver earnings of about $12.7 billion and earnings per share of $1.27 in 2000, both up about 19% over 1999 and in-line with analysts' consensus estimates, GE Chairman and CEO John F. Welch told analysts in a meeting here tonight.

Mr. Welch also said that the company expected to report about $130 billion in revenues, up 17% from last year, and an operating margin rate of about 18.5%. He noted that the company was on track to report more than $14 billion of free cash flow, up more than 20% over 1999, and an increase in return on total capital by 150 basis points to nearly 27%.

"We're on pace to conclude another year of record results," Mr. Welch said. Final results are expected to be reported in mid-January.

Mr. Welch said that GE is comfortable with analysts' earnings per share estimates of around $1.50 in 2001, in a reasonable economy and excluding the impact of the Honeywell acquisition. Mr. Welch also discussed events in the fourth quarter 2000 that have led to some economic uncertainty. He also noted that even in a moderate recession GE would expect to grow earnings per share double-digit, in part due to the strength of its longer-cycle businesses and the resilience of its business model. "The robustness of the GE model really shines during slower parts of the business cycle -- our global diversity, service growth, quality efforts and e-Business transformation have reduced GE's sensitivity to the business cycle," Mr. Welch said.

Mr. Welch also reviewed the significant opportunities the acquisition of Honeywell provides GE shareowners and customers. The strong technology base at Honeywell and its attractive product and service positions are complementary to four of GE's businesses -- Aircraft Engines, Industrial Systems, Plastics and Power Systems. As Honeywell announced, its fourth quarter results will fall below Honeywell analyst expectations. However, it appears from GE's preliminary integration planning efforts that the long-term opportunities for synergies between the two companies could be more than 50% higher than earlier expectations -- approaching $2.5 billion annually when the integration is complete.

Mr. Welch stated that the companies are in the process of seeking regulatory and Honeywell shareholder approvals and hope to close the transaction in the first quarter next year. Following completion of the transaction, GE expects to recognize a pre-tax charge of about $4 billion for the cost of actions relating to the transaction and designed to improve the combined performance of the businesses. Mr. Welch confirmed the transaction should increase GE's ongoing earnings by at least 10 cents in the first full year of combined operations.

This document includes certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to changes in global economic, business, competitive, market and regulatory factors, or failure of the Honeywell transaction to be completed for any reason. More detailed information about those factors is contained in GE's filings with the Securities and Exchange Commission.

General Electric and Honeywell filed a proxy statement/prospectus and other relevant documents concerning the proposed merger transaction with the SEC on December 4, 2000. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY CONTAIN IMPORTANT INFORMATION ON THE PROPOSED TRANSACTION. You may obtain the documents free of charge at the website maintained by the SEC at http://www.sec.gov. In addition, you may obtain documents filed with the SEC by General Electric free of charge by requesting them in writing from General Electric Company, 3135 Easton Turnpike, Fairfield, CT 06431 Attention: INVESTOR RELATIONS, or by telephone at 203-373-2211.


                                     * * *


[Slides relating to Honeywell transaction presented by General Electric on December 11, 2000]

[SLIDE]

Legal Statements
--------------------------------------------------------------------------------

o This presentation includes certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to changes in global economic, business, competitive, market and regulatory factors, or failure of the Honeywell transaction to be completed for any reason. More detailed information about those factors is contained in GE's filings with the Securities and Exchange Commission.

o General Electric and Honeywell filed a proxy statement/prospectus and other relevant documents concerning the proposed merger transaction with the SEC on December 4, 2000. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY CONTAIN IMPORTANT INFORMATION ON THE PROPOSED TRANSACTION. You may obtain the documents free of charge at the website maintained by the SEC at www.sec.gov. In addition, you may obtain documents filed with the SEC by General Electric free of charge by requesting them in writing from General Electric Company, 3135 Easton Turnpike, Fairfield, CT 06431 Attention: INVESTOR RELATIONS, or by telephone at (203) 373-2211.

[SLIDE]


                                   Honeywell/
                                   Financials

[SLIDE]

Honeywell                                                         RCA Comparison
--------------------------------------------------------------------------------
% of Sales

RCA                                                          Honeywell

o Consumer                      Non-Strategic        o Truck Brakes
  Electronics                                        o Government Services
o Records                                            o Advanced Circuits, etc.
o Carpets
o Semiconductor
                                                     o Home & Building
                                                     o Nylon
                                                     o Industrial Services

                                GE Toolkit           o Engines & Srvcs.
                                                     o APUs Avionics
o Aerospace                                          o Industrial Control
                                                     o Sensors
                                Jewels               o Specialty Chemicals
                                                     o Flourine Chemicals
o NBC                                                o Turbochargers

% of GE Sales     32%                                          18%
% Market Value    19                                            8
% Earnings        14                                           16
IRR              >30                                           RCA+

--------------------------------------------------------------------------------
     o Honeywell Is Easily Digestible and Modest in Size Relative to GE
     o Integration Easier than RCA -- Similar Businesses - Easy Culturally
     o Purchase 16% of Earnings for 8% of Value -- Enormous Opportunity
--------------------------------------------------------------------------------

[SLIDE]


Honeywell
--------------------------------------------------------------------------------
Aerospace Segment

        Sales/OM%                               Applying GE Initiatives
        $10B/~20%

  Engines & Systems
                              o Rationalize Facilities - Common Mfg. & Service
o Engines ($)   1.9B            Processes ... Expect $400MM of Benefits
o APUs           .8B          o Adopt GE Service Growth Culture to Improve $5B
o Accessories   1.3B            Service Business
o Heat/Cooling   .9B
               -----

o 15-20%       $5.0B

-----------------------

   Electronic Systems         o Low Cost Engineering (3000 Software Engineers)
      $3.9B/~20%

-----------------------

    Landing Systems
       $.4B/>25%

-----------------------

   Aerospace Services

o Part Distrib.               o Rationalize Parts Distribution with GE's Shared
o Gov't. Services               Services Operation

      $1.1B/~10%
--------------------------------------------------------------------------------
    Great Products ... Lots of Cost out Opportunities ... No Problem Areas
--------------------------------------------------------------------------------

[SLIDE]

Honeywell
--------------------------------------------------------------------------------
Automation & Control Segment

        Sales/OM%                               Applying GE Initiatives
        $7.4B/10%

  Industrial Control          o Process Products Complement GE's Factory
     $1.6B/~10%                 Automation Products

-----------------------

Industrial Sensors $.8B       o Enhance Service Offering
        /~20%

-----------------------
                              o Increase Focus on 100MM Home Installed Base
    Home & Building             Using Honeywell's Brand
      $1.5B/15%               o Move Mfg. to Low Cost Countries (GEIS Components
                                80% Low Cost Countries vs. 4% for Honeywell)
                                Will Save over $100MM
-----------------------

    Home & Building           o Restructure People Intensive Service Business
       Services               o Platform for Service/Installation of New GE
     $1.9B/~10%                 Critical Power Products

-----------------------

      Security &
     Fire Controls            o Integrate Old Pittway Acquisitions to Drive Out
      $1.7B/<10%                Base Costs

--------------------------------------------------------------------------------
    Strong Product/Technology Position Supplemented by GE Operating System
--------------------------------------------------------------------------------

[SLIDE]

Honeywell
--------------------------------------------------------------------------------
Performance Materials Segment

        Sales/OM%                               Applying GE Initiatives
        $4.0B/<10%

   Fluorine/Wafer             o Strong Free Standing Businesses
    Fab Materials               - Invest for Growth
     $1.0B/~20%                 - Overhead Efficiencies

-----------------------

 Chemical Specialties         o Integrate with GE Plastics Operation & Global
 & Polymer Additives            Distribution
      $.5B/>20%

-----------------------
                              o Migrate Fiber to Resin Production & Utilize GE
        Nylon                   Plastics Global Distribution
   $1.2B/~B/E OM              o Advanced Technology Products for High Growth
                                Market
-----------------------

   Advanced Circuits/
    Polyester Fibers          o Restructure & Apply GE Initiatives
       $1.1B/<10%

-----------------------

   Pharma Chemicals,
    Industrial Wax,           o Restructure & Apply GE Initiatives
      Roofing Tar
    $.3B/OM Losses


--------------------------------------------------------------------------------
                  o Strong Freestanding Materials Businesses
                  o Integration with GE Plastics a Big Upside
--------------------------------------------------------------------------------

[SLIDE]

Honeywell
--------------------------------------------------------------------------------
Power & Transportation Segment

        Sales/OM%                               Applying GE Initiatives
        $3.6B/~8%

    Turbochargers             o Fix Capacity Constraint (Six Sigma) - Enhance
     $1.2B/~15%                 Supplier Base
                              o Bring GE Service Focus - Parts <10% Sales
-----------------------

      Consumer                o Great Brands (FRAM, Prestone, Autolite)
      Products                  - New Products/Licensing
     $1.1B/<10%                 - Lighting Distribution

-----------------------

       Truck
       Brakes                 o Drive Synergies Between Friction & Turbochargers
      $.4B/~15%

-----------------------

      Friction
      Materials               o Restructure and Apply GE Initiatives
      $.8B/<5%

-----------------------

     Microturbines
    <$.1B/OM Losses           o Integrate with Power Systems


--------------------------------------------------------------------------------
                    Solid Business with Some Segments to Fix
--------------------------------------------------------------------------------

[SLIDE]

GE/Honeywell
--------------------------------------------------------------------------------
Applying GE Initiatives

                                    GE Position                     Honeywell Base
                                    -----------                     --------------
Globalization
o Low Cost Country              o ~20% Lower Cost               o $9B Buy - Opportunities
o Global Intellect              o ~7,000 Employees at             for both Sourcing and
                                  30-50% Lower Cost               Intellect

Services
o P&L Focus                     o 50% of Revenues               o 25-30% of Revenues
o Installed Base                o $20B Growing at 17%           o Big Installed Base Opportunity
o Data Mining
o Upgrade Packages

Six Sigma
o Leadership                    o Leadership Competency         o Primarily Technical
o Span                          o Span - Massive Reduction      o Opportunity
o Customer Centric              o At the Customer               o Opportunity
o Productivity                  o Accelerate Productivity       o 1% Productivity = >$200MM

e-Business
o Auctions                      o ~$14B (30%) in '01            o $195MM (2%) in '00
o SG&A Digitization             o 20-30% out on $20B            o $3.5B SG&A ++-Opportunity
o Selling over the Web          o ~10% of Sales on Web          o <1%% on Web


[SLIDE]

GE/Honeywell                                                  Synergies Overview
--------------------------------------------------------------------------------
                              Automation & Control
                                 Cost Structure

[Pie graph showing Total Cost - $6.8B

Segments counterclockwise ($B): Materials - $2.4; Indirect Cost - $1.1; Hourly
    C&B - $0.6; Salaried C&B - $2.0; Depc, Amort, & Assessments - $0.4; Programs
    - $0.3]

[Large arrow pointing to right]

[Single column bar chart showing 2000 Est Headcount 50,500

    First segment: Hourly - 16,200; Second Segment (2 parts): Salaried - Direct 13,300, Indirect 21,000]



--------------------------------------------------------------------------------

                                   Synergies




            -------------------------------------------------------
                Process...            Savings   Cost     Owner
                                      -------   ------  -------
                Mfg Productivity        $91     $148    McKenna

                Service Productivity     78       78    Harris

                Indirect                129      159    Ryan

                Sourcing                141       11    Lauterbach

                Volume                   62        0    Page
                                        ---      ---
                                     $500MM     $396MM
            -------------------------------------------------------

            -------------------------------------------------------
                   $500MM Savings Identified/$600MM Targeted
            -------------------------------------------------------

[SLIDE]

Performance Materials                                            Synergy Roll-up
--------------------------------------------------------------------------------

                                        Cash             Om Impact
Categories                             Outflow     2001     2002     2003
----------                             -------     ----     ----     ----
Sourcing
    Directs                                        $  5     $ 11     $ 11      Misc direct savings, no single big hitters
    Indirects                                      $ 10     $ 20     $ 20      Driven by MRO, Distribution and Warehousing
    Sourcing Headcount                  $  2       $  2     $  2     $  2      60% reduction at HQ (20)
                                        ----       ----     ----     ----
                                        $  2       $ 17     $ 32     $ 32

Commercial
    Incremental Volume (Wax)                       $  2     $  4     $  7      GE Spec Chem, Wax polymer add sales synergy
    Distribution Savings                           $  3     $  5     $ 11      Polymerland distribution sales synergy
    Commercial Headcount                $  6       $  3     $  7     $  7      Resin redundant sales infrastructure
    Warehouse Savings                              $  2     $  3     $  3      Close 5 redundant warehouses
    Film Consolidation                  $  2       $  4     $  7     $  7      Excess capacity; consolidate film lines
                                        ----       ----     ----     ----
                                        $  8       $ 14     $ 27     $ 35


Carpet Fiber Restructuring
    Pellet Capacity                     $130                                   Capital to convert to chip
    Nylon fiber volume shift to Resin              $  8     $ 15     $ 34      Global Engineering Resin sales synergy
    Headcount, Salary                   $ 15       $  5     $ 10     $ 20      Carpet mgmt team & support infrastructure
    Headcount, Hourly                   $ 37       $ 12     $ 25     $ 49      Stepped shutdown of fiber spinning capability
                                        ----       ----     ----     ----
                                        $182       $ 25     $ 50     $103


Headcount, all other
    Other Salaried                      $ 61       $ 20     $ 41     $ 81      Eliminate mgmt layers, headcount to GEP std.
    Other Hourly                        $ 35       $ 12     $ 23     $ 47      Mfg Productivity, Headcount to GEP std.
    PP&C HQ                             $ 18       $ 29     $ 38     $ 38      PP&C Morristown leadership team
                                        ----       ----     ----     ----
        Total Headcount                 $114       $ 61     $102     $166

IT                                      $  5       $  7     $ 14     $ 29      ITG savings and program management
                                        ----       ----     ----     ----
Total Proposal                          $310       $125    $225      $365
                                        ====       ====    ====      ====

[SLIDE]

Honeywell Synergies                                       Information Technology
--------------------------------------------------------------------------------

                 -----------------------------------------------
                    IT% Revenue
                    -----------
                                        GE         H
                                        --         -
                    Aerospace           3.0        4.3
                    Ind Sys             2.2        3.1
                    Plastics            1.6        2.1

                    Translates to $300M Synergy on $927M Base
                 -----------------------------------------------

--------------------------------------------------------------------------------------------------------------------------
                          Honeywell                   Percent
                            Spend         Price        Price       Usage        Total
                            Today       Reduction    Reduction   Reduction    Reduction   Comment
                          ---------     ---------    ---------   ---------    ---------   -------
SBU's                        290                                    46           46       Application and HC Redundancy
Consulting                   150           32           21%          0           32       GDC Use
Telecom                      136           27           20%         10           37       Price and HC Reduction
Regional                     113                                    23           23       Application and HC Redundancy
Data Centers                 106           16           15%         29           45       Price and Consolidation
Software                      70           27           39%          5           32       Price and Application Redundancy
Corp Apps                     56                                    43           43       HC Redundancy
PC's                          29            6           21%          4           10       Price and HC Reduction
Help Desks                    20           10           50%          3           13       India and HC Reduction
Messaging                     11            4           36%          1            5       Price and HC Reduction
HR Support                    10                                     8            8       Application Redundancy
Intranet Support               4                                     4            4       Application Redundancy
E-Bus Support                  2                                     2            2       Discontinuation

Total                        997          122                      178          300
Ex DirectBilled Telecom      927
--------------------------------------------------------------------------------------------------------------------------

[SLIDE]

Working Capital Synergy - Aircraft Engines
--------------------------------------------------------------------------------

[Two column bar graph showing:

    Left Y-Axis - ($ in Billions), Avg W/C, ($B); Right Y-Axis - T/O

    GEAE - Avg W/C $1.1, Turns 10.3; Honeywell-Aerospace Avg W/C $2.0, Turns
    5.0]

--------------------------------------------------------------------------------
                 o Honeywell @ GEAE Turnover = $1B Opportunity
                 o Total GE/Honeywell = $3B Opportunity
--------------------------------------------------------------------------------

[SLIDE]

GE Company
--------------------------------------------------------------------------------
Synergies Summary

                                                   Category
                                ------------------------------------------------
Business Component              Sourcing       Mfg.    Comm'l.    G&A     Total
------------------              --------       ----    -------    ---     -----

Aerospace/GEAE                  $202           $407     $ 71      $420    $1100

HBC & Ind. Control/GEIS          140            169       62       129      500

Perf. Materials/GEP               70            150       35       125      380

Power & Transportation            15              0       10        19       44
                                ----           ----     ----      ----    -----
  Industrial                     427            726      178       693     2024

Corporate                          -              -        -         -      450

Total                           $433           $679     $178      $584    $2474
                                ====           ====     ====      ====    =====

--------------------------------------------------------------------------------
              $2.5B Annual Savings - Up to $4.0B of Pre-Tax Charges
--------------------------------------------------------------------------------

[SLIDE]

HONEYWELL
--------------------------------------------------------------------------------
Total Year 2000


                          Honeywell
                          Estimate                 GE View
                          ---------                -------

Sales                       $25.0                    $25.1

  EBIT                        3.9                      3.3

  %                          15.7%                    13.1%

Interest                      (.5)                     (.5)

Taxes                        (1.0)                     (.8)

Net Income                  $ 2.4                    $ 2.0

--------------------------------------------------------------------------------
            Honeywell Ongoing Operations Using GE Practice @ 2B Net
--------------------------------------------------------------------------------

[SLIDE]

HONEYWELL
--------------------------------------------------------------------------------
Alternate Scenarios

        o  Base Business:  No Growth/with Synergies
           -  First Full Year Accretion         11 cents
           -  Year 2                            14 cents
           -  Year 3                            17 cents
           -  GE/Honeywell Growth Rate          +1 % (18%->19%)


        o  Base Business:  10% Growth/with Synergies
           -  First Full Year Accretion         12 cents
           -  Year 2                            15 cents
           -  Year 3                            19 cents
           -  GE/Honeywell Growth Rate          +2 % (18%->20%)


--------------------------------------------------------------------------------
        o Complementary Business + GE Initiatives = Upside Growth Opportunity
        o Accretion in '01 Dependent on Timing - First Full Year Double Digit
--------------------------------------------------------------------------------

[SLIDE]

Summary
--------------------------------------------------------------------------------


                New Digitized GE with Integrated Initiatives ...



     o   Increase Earnings Double Digit Under any Foreseeable Scenario

     o   Increases Base GE Growth Rate from 15% to 18+% in Reasonable Economy

     o Honeywell Adds Double-Digit EPS in First Full Year and Increases GE Growth Rate 1-2 Points


--------------------------------------------------------------------------------